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03012728

SECU[illegible] [illegible] COMMISSION
[illegible]SHINGTON, D.C. 20549

SEC FILE NUMBER
8-50112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Official Use only
FIRM ID. NO

NAME OF BROKER-DEALER
The Advent Fund, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

440 South La Salle Street Suite 2500

Chicago (City) **Illinois** (State) **60605** (zip code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jacqueline Sloan Area Code—Telephone No.) 312-663-7243

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPA's, P.C.
(Name—if individual state Last, First, Middle name)

4460 Franklin Avenue, Western Springs, Illinois 60558
(ADDRESS) Number and Street City State zip code

CHECK ONE:

[XX] **Certified Public Accountant**

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant Must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See Section 244.17a-5(e)(2)

SEC 1410.1-781

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C. 155

MAR 17 2003

OATH OR AFFIRMATION

I, Joel Leonard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of The Advent Fund, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing member

Title

Notary Public

"OFFICIAL SEAL"
SHARON FORRAY
Notary Public, State of Illinois
My Commission Expires 5/18/04

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

THE ADVENT FUND, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

The Advent Fund, L.L.C.
Annual Report
For the Year Ended December 31, 2002

Table of Contents

Robert Cooper & Company CPAs P.C.
401 S. La Salle Suite 606
Chicago, Illinois 60605
312-786-5960
Fax: 312-786-5963

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Members:
The Advent Fund, L.L.C.

We have audited the accompanying statement of financial condition of **The Advent Fund, L.L.C.** as of December 31, 2002 , and the related statements of income, changes in members' capital, and cash flows for the year ending December 31, 2002. These financial statements are the responsibility of the members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **The Advent Fund, L.L.C.** as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17(a)-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPA's PC
February 22, 2003

The Advent Fund
Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$155,604
Securities owned	
Marketable, at market value	3,212,770
Convertible preferred securities and warrants	222,204
Long options, at market	346,155
Bonds	11,599,986
Net unsettled	315,572
Dividend receivable	9,840
Chicago Stock Exchange membership (at cost)	35,000
Preferred stock Sage Clearing	50,000
	$ 15,947,131

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Securities sold, not yet purchased	3,984,521
Short option value	63,960
Due to broker- Sage Clearing	2,533,986
	6,582,467
Member's Equity	9,364,664
	$15,947,131

The accompanying notes should be read in conjunction with the financial statement

The Advent Fund, L.L.C.
Statement of Income
For the year ending, December 31, 2002

Revenues	
Trading Revenues (net of commissions)	$ (469,101)
Interest	529,727
Dividend Income	80,773
Other income	358,907
Total Revenues	500,006
Expenses	
Debit interest charges	553,931
Dividend payable	
Exchange dues and fees	
Management fee	89,396
Computer, consulting and repairs	358,010
Office Expense	
Professional fees	
Telephone	
Other	512
Total Expense	1,001,849
Net Income for year	$ (501,844)

The accompanying notes should be read in
conjunction with the financial statement

The Advent Fund, L.L.C.
Statement of Changes of Members' Equity
For the Year ended December 31, 2002

Beginning balance	$ 11,859,508
Net income	(501,844)
Capital withdrawals	(1,993,000)
Ending balance	$ 9,364,664

The accompanying notes should be read in
conjunction with the financial statement

The Advent Fund, L.L.C.
Statement of Changes of Cash Flows
For the Year ended December 31, 2002

Cash flows from operating activities	
Net income	$ (501,844)
adjustments to reconcile net income to net cash used in operating activities	
Increase in due to broker	11,596,120
Increase in dividend receivable	130,324
Decrease in dividend payable	(127,564)
Decrease in options sold, not yet purchased	(1,005,228)
Decrease in securities sold, not yet purchased	(862,912)
Decrease in securities owned	(6,548,413)
Decrease in payable	(301)
Decrease in management fee payable	(229,687)
Net cash generated from operations	2,134,623
Funds provided by investing activities	
Decrease in restricted stocks & bond purchases	0
Net cash generated from investing activities	0
Cash flows from financing activities	
Withdrawals of capital	(1,993,000)
	(1,993,000)
Increase in cash for year	141,623
Cash at the beginning of the year	13,981
Cash at the end of year	$ 155,604
Interest Expense for the year ending December 31, 2002	$ 553,931

The accompanying notes should be read in
conjunction with the financial statement

The Advent Fund, L.L.C.
Notes to the Financial Statements
For the year ending December 31, 2002

(1) **Organization**

The Advent Fund, L.L.C. (the Company) is an Illinois limited liability company organized on October 23, 1996. The Company is engaged in proprietar trading and investment activities. The Company became a registered broker dealer with the Securities and Exchange Commission beginning in January, 1998. The Company is a member of the Chicago Stock Exchange, they do not carry customer accounts.

(2) **Accounting Policies**

(a) *Revenue Recognition*

The Company's financial statements have been prepared in conformity with generally accepted accounting principles. These principles require management to, among other things, make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Proprietary securities transactions together with related revenues and expenses are recorded on trade date. Securities and options owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

In the normal course of business, the Company enters into transactions in exchange traded stocks, including options thereon and debt instruments which are used primarily The securities are valued at market with the resulting unrealized gains and losses reflected currently in income.

(b) *Incentive fees*

Portfolio incentive fees based on a percentage of profits as set forth in the private placement offering are paid to the Company's managers, and are payable in January. In 2002, the incentive fees consist of a 1% management fee and a 20% incentive fee based on the Company's profitability. Revenues are affected by changes in assets under management, including market appreciation or depreciation and client fund contributions and redemptions. The 2002 incentive management fee was $ 70,000.

© *Depreciation and Amortization*
The Company incurred no amortizable or depreciable expenses in 2002.

The Advent Fund, L.L.C.
Notes to the Financial Statements
For the year ending December 31, 2002

(2) **Accounting Policies (Continued)**

(d) Organization Costs

Organizational costs were paid by a related party at no cost to the Fund in 1996.

(e) Income Taxes

The Company files information returns with the United States federal and state agencies. As a limited liability company, tax-basis income and losses are passed through to members, and accordingly, there is no provision for income taxes. Tax basis income and loss may differ from the income and loss in the statement of operations, which is prepared in accordance with generally accepted accounting principles.

(4) **Related Party Transactions**

As discussed in Note 2, the Company pays incentive fees and a management fee to Advent Capital Management, LLC. During the period ended December 31, 2002, the Company accrued approximately $89,396 under such agreement with Advent Capital Management. At December 31, 2002, amounts due to the Fund's manager, are included as payables in the accompanying balance sheet. During October of 2002, the manager of Advent Capital Management was replaced with two new investment adivsors, Joel Leonard and John Paul (JP) Oosterbaan. Both have been invested in the Company since The Funds inception.

(5) **Financial Instruments Risk**

Financial Accounting Standards No. 105 requires disclosure of information about financial instruments with off-balance sheet risk and financial instruments with concentration of credit risk. Under this statement, financial futures contracts and options on financial futures contracts are considered to be financial instruments, while commodity futures and options on commodity futures contracts are not. In the normal course of business, the Company enters into transactions in financial instruments with varying degree of off-setting balance sheet risk. These financial instruments include corporate equity securities and options, and exchange traded financial futures, including options thereon.

The Advent Fund, L.L.C.
Notes to the Financial Statements
For the year ending December 31, 2002

(6) **Securities owned and sold but not yet Purchased**

Marketable securities owned and sold but not yet purchased consists of trading and investment securities at quoted market value, as illustrated below.

	Sold, not yet purchased
Securities	$3,984,521.00
Options	$63,960.00

(7) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under his rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness,"whichever is greater, as these terms are defined. At December 31, 2002 the Company had net capital of $7,188,568 which was $7,088,568 in excess of its required net capital.

(8) **Derivative Financial Instruments**

Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statements also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company invests in debt instrument, stocks and options on stock for speculative purposes. These contracts are marked to market daily and involve elements of market risk in excess of the amounts recognized in the statements

The Advent Fund, L.L.C.
Notes to the Financial Statements
For the year ending December 31, 2002

(9) **Financial Instruments held or issued for trading purposes:**

The Company trades in a variety of derivative financial instruments. The following table summarizes the components of income form investment transactions and includes the classes of financial instruments included in each category. The Company had earnings from equities and options on equities for the year ending December 31, 2002 of $ 467,692

(10) **Due to Broker**

Payable to broker dealer is primarily from the selling of stock, bonds and stock options. The amount due to broker dealer at year end is as follows:

Due from broker dealers	$ 2,533,986

Essentially all of the Company's assets are deposited with the Broker dealer.

(11) **Unmarketable Securities**

During the year the Fund invested in restricted stocks. Those stocks are carried at the lower of cost or market value which approximates fair market value. Market value is placed on the equities by the Fund Manager.

(12) **Other Assets**

(a) Membership in the Chicago Stock Exchange is carried at cost
(b) The Company owns a preferred stock in their clearing broker. The stock is unmarketable and carried at cost which approximates its fair value.

(13) **Investments**

The Company has made significant investments in private placement offerings. The realization of the Company's investments depends upon the successful operations of the invests. The cost and fair values of these investments are indicated in the following table. Management has valued the investments at the lower of cost or market. Most of the investments are restricted from being traded on the open or market Accordingly would be appropriately recorded at cost unles a direct market value impact can be determined.

THE ADVENT FUND, L.L.C.
Notes to the Financial Statements
For the year ending December 31, 2002

Company's Name	Investment	Cost	Fair Value
Tech RX Stock	Common Stock	$50,000.00	$ 50,000.00
USVS Technologies	Convertible Preferred Stock	474,000.00	1.00
Health Dialogue	Common Stock	37,500.00	37,500.00
Trancept	Common Stock	100,560.00	50,000.00
Etel Stock & Warrants	Common Stock	210,000.00	100.00
Mercantech	Common Stock	50,000.00	10,000.00
Enfish, Inc.	Convertible Preferred Stock	55,221.00	10,000.00
Distinctive Devices	Common Stock	180,000.00	1,200.00
New World Holdings res.	Common Stock	290,989.00	113,300.00
Netgain Stock	Common Stock	105,000.00	3.00
First Venture Leasing	LLC Investment Interest	100,000.00	100.00

The accompanying notes should be read in
conjunction with the financial statement

The Advent Fund, LLC
Computation of Net Capital Under 15C 3-1
of the Securities and Exchange Commission
December 31, 2002

SCHEDULE I

Total members'capital	$9,364,664
Non allowable assets	(307,204)
Haircut required	(1,423,093)
Undue concentration	$(435,959)
Net Capital	7,198,408
Minimum net capital requirement	100,000
Excess net capital	$7,098,408
Excess net capital at 1000%	$7,088,408

SCHEDULE I

The accompanying notes should be read in
conjunction with the financial statements

The Advent Fund, LLC
Computation of Net Capital Under 15C 3-1
of the Securities and Exchange Commission
December 31, 2002

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet

Management fee payable	$0
Other accruals payable	0.00
	$0

Ratio: Aggregate Indebtedness to Net Capital	0 to 1

The accompanying notes should be read in conjunction with the financial statements

SCHEDULE II

THE ADVENT FUND, L.L.C.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2002

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: THE COMPANY, is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPAs P.C.
401 S. La Salle Suite 606
Chicago, Illinois 60605
312-786-5960
Fax: 312-786-5963

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Members:
The Advent Fund, L.L.C.

In planning and performing our audit of the financial statements of **The Advent Fund, L.L.C.**, for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **The Advent Fund, L.L.C.** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following. (1) in making the quarterly securities examinations, counts, verifications and comparisons, and (2) recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System;

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

Robert Cooper & Company CPAs P.C.
February 22, 2003

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE YEAR ENDING DECEMBER 31, 2002.

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Joel Leonard
Managing Member